Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-181190

Supplementing the

Preliminary Prospectus Supplement Dated March 3, 2015

(To Prospectus dated May 7, 2012)

Dated as of March 3, 2015

Cheniere Energy, Inc.

4.25% Convertible Senior Notes due 2045

The information in this pricing term sheet relates to the offering of $625,000,000 aggregate principal amount of 4.25% Convertible Senior Notes due 2045 by Cheniere Energy, Inc. directly to investors. Lazard Frères & Co. LLC is acting as placement agent and will not purchase or sell any notes in the offering. This pricing term sheet should be read together with the preliminary prospectus supplement dated March 3, 2015 (together with the accompanying prospectus dated May 7, 2012, including the documents incorporated by reference therein).

Issuer:	Cheniere Energy, Inc., a Delaware corporation

Ticker / Exchange for Common Stock:	LNG / NYSE MKT, LLC (“NYSE MKT”)

Pricing Date:	March 3, 2015

Closing Date:	March 9, 2015

Last Reported Sale Price:	$81.40 per share of the Common Stock on the NYSE MKT on the Pricing Date

Securities Offered:	4.25% Convertible Senior Notes due 2045 (the “Notes”)

Aggregate Principal Amount Offered:	$625,000,000 aggregate principal amount of the Notes

Maturity:	March 15, 2045, unless earlier purchased, redeemed or converted

Interest Rate:	4.25% per annum, accruing from the Closing Date

Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2015

Public Offering Price:	80% of the principal amount of the Notes plus accrued interest, if any, from the Closing Date

Conversion Premium:	Approximately 70% above the Last Reported Sale Price on the Pricing Date

Initial Conversion Price:	Approximately $138.38 per share of Common Stock

Initial Conversion Rate:	7.2265 shares of Common Stock per $1,000 principal amount of the Notes

CUSIP:	16411R AG4

ISIN:	US 16411RAG48

Termination of Conversion Rights:	Cheniere Energy, Inc. may elect during a 30 consecutive trading day period to terminate the right of holders to convert all or part of their Notes if the daily VWAP of its Common Stock is greater than or equal to 130% of the conversion price for at least 20 trading days during such 30 consecutive trading day period. If Cheniere Energy, Inc. elects to terminate the conversion rights with respect to the Notes on or prior to March 15, 2020, the conversion rate for any Notes converted in connection with such termination of conversion rights will be increased as set forth under “Description of the Notes — Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change or Termination of Conversion Rights.”

Optional Redemption:

After March 15, 2020, Cheniere Energy, Inc. may, at its option, redeem all or part of the Notes at a redemption price equal to the accreted amount of the Notes to be redeemed, plus accrued but unpaid interest, if any, to, but not including, the redemption date.

The accreted amount schedule is attached hereto.

The “cash settlement averaging period” with respect to any Note for purposes of any conversion in connection with an optional redemption shall be, if the relevant conversion date occurs after the date of an issuance of a redemption notice and on or prior to the third scheduled trading day immediately preceding the related redemption date, the 15 consecutive trading day period beginning on, and including, the 17th scheduled trading day preceding the redemption date, and all corresponding calculations for such purpose will be based on 15 consecutive trading days.

Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change or Termination of Conversion Rights:	The following table sets forth the number of additional shares of Common Stock, if any, by which the conversion rate with respect to the Notes will be increased for conversions in connection with a “make-whole fundamental change” (as defined in the “Description of the Notes”) or a termination of conversion rights.

	Applicable Price
Effective Date	$81.40	$96.00	$110.00	$124.00	$138.38	$149.00	$159.00	$179.89	$200.00	$250.00	$300.00
March 9, 2015	2.6015	2.8131	2.3535	2.0130	1.7466	1.6037	1.4999	1.1662	1.0420	0.7655	0.5859
March 15, 2016	2.6771	2.5281	1.9370	1.6001	1.3884	1.2748	1.1923	0.9270	0.8283	0.6085	0.4657
March 15, 2017	2.7510	2.2521	1.5336	1.2004	1.0415	0.9563	0.8944	0.6954	0.6214	0.4565	0.3493
March 15, 2018	2.8255	1.9762	1.1303	0.8006	0.6947	0.6378	0.5965	0.4638	0.4144	0.3045	0.2330
March 15, 2019	2.9005	1.7002	0.7270	0.4009	0.3478	0.3193	0.2987	0.2322	0.2075	0.1524	0.1167
March 15, 2020	2.9760	1.4235	0.3226	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the amount of the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $300.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $81.40 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change or a termination of conversion rights to exceed 12.2850 shares of Common Stock per $1,000 principal amount of the Notes, subject to adjustment in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments.”

Net Proceeds:	Cheniere Energy, Inc. estimates that the net proceeds from this offering, after deducting estimated fees and expenses payable by Cheniere Energy, Inc., will be approximately $496.5 million. Cheniere Energy, Inc. intends to use the net proceeds for general corporate purposes.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

Cheniere Energy, Inc. has filed a registration statement (including a prospectus which will be supplemented by a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents that Cheniere Energy, Inc. has filed with the SEC for more complete information about Cheniere Energy, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.

Alternatively, the placement agent will arrange to send you the preliminary prospectus supplement and accompanying prospectus when available if you request it by calling Cheniere Energy, Inc. at (713) 375-5000.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

OID SCHEDULE

Issue Price	80.0%
Maturity	30
Accre.	0.75%

Accretion Rate: 0.75%

Period	OID Principal	Period	OID Principal	Period	OID Principal
0.0	80.00%	10.5	86.50%	21.0	93.52%
0.5	80.30%	11.0	86.82%	21.5	93.87%
1.0	80.60%	11.5	87.14%	22.0	94.22%
1.5	80.90%	12.0	87.47%	22.5	94.57%
2.0	81.20%	12.5	87.79%	23.0	94.93%
2.5	81.50%	13.0	88.12%	23.5	95.28%
3.0	81.81%	13.5	88.45%	24.0	95.64%
3.5	82.11%	14.0	88.78%	24.5	95.99%
4.0	82.42%	14.5	89.11%	25.0	96.35%
4.5	82.72%	15.0	89.44%	25.5	96.71%
5.0	83.03%	15.5	89.78%	26.0	97.07%
5.5	83.34%	16.0	90.11%	26.5	97.43%
6.0	83.65%	16.5	90.45%	27.0	97.79%
6.5	83.96%	17.0	90.78%	27.5	98.16%
7.0	84.28%	17.5	91.12%	28.0	98.52%
7.5	84.59%	18.0	91.46%	28.5	98.89%
8.0	84.90%	18.5	91.80%	29.0	99.26%
8.5	85.22%	19.0	92.14%	29.5	99.63%
9.0	85.54%	19.5	92.49%	30.0	100.00%
9.5	85.86%	20.0	92.83%
10.0	86.18%	20.5	93.18%